Exhibit 99.1

/C O R R E C T I O N -- E-Home Household Service Holdings Limited/

In the news release, E-Home Household Service Holdings Limited Announces Share Consolidation, issued 27-May-2025 by E-Home Household Service Holdings Limited over PR Newswire, we are advised by the company that the 2nd paragraph, first sentence, should read "[On May 8, 2025, the Board determined the ratio for Share Consolidation to be one (1)- for- fifty (50) with a corresponding increase of par value US$0.001 each in the Company's issued and unissued ordinary shares to par value US$0.05 each and to round up the fractions of the issued consolidated shares resulting from the Share Consolidation. ]" rather than "[On May 8, 2025, the Board determined the ratio for Share Consolidation to be one (1)- for- fifty (50) and to round up the fractions of the issued consolidated shares resulting from the Share Consolidation. ]" as originally issued inadvertently. The complete, corrected release follows:

E-Home Household Service Holdings Limited Announces Share Consolidation

FUZHOU, China, May 27, 2025 /PRNewswire/ -- E-Home Household Service Holdings Limited (Nasdaq: EJH) (the "Company" or "E-Home"), a provider of integrated household services in China, today announced that at an extraordinary general meeting of the Company held on May 1, 2025 (the "Meeting"), its shareholders have approved the resolution of a share consolidation of the issued and authorized ordinary shares of the Company at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-fifty (50) (the "Range"), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the "Board") in its sole discretion within 180 calendar days after the date of passing of these resolutions (the "Share Consolidation").

On May 8, 2025, the Board determined the ratio for Share Consolidation to be one (1)- for- fifty (50) with a corresponding increase of par value US$0.001 each in the Company's issued and unissued ordinary shares to par value US$0.05 each and to round up the fractions of the issued consolidated shares resulting from the Share Consolidation. The Company's ordinary shares will begin to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol "EJH" on May 30, 2025. The current pre-split number of shares of commons stock outstanding is 183,690,171 and the post-split number of shares outstanding will be approximately 3,673,850.  The new CUSIP number for the Company's ordinary shares post-consolidation is G2952X153. The Share Consolidation is primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company's ordinary shares.

The Company's shareholders will receive one post-consolidation ordinary share for every fifty pre-consolidation ordinary shares held by them. Immediately after the Share Consolidation, each shareholder's percentage ownership interest in the Company and proportional voting power will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. No fractional shares will be issued and the fractional shares will be round up in connection with the Share Consolidation. The rights of the holders of ordinary shares will be substantially unaffected by the Share Consolidation. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

About E-Home Household Service Holdings Limited

Established in 2014, E-Home Household Service Holdings Limited is a Nasdaq-listed household service company based in Fuzhou, China. The Company, through its website and WeChat platform "e-home", provides integrated household services, including 1) Installation and maintenance of home appliances and smart homes; 2) Housekeeping, nanny, confinement nurse and cleaning services; 3) Cleaning of public establishments.

E-Home has become a modern enterprise of comprehensive service for family life. The Company always adheres to the business philosophy of "solving every issue of customers with heart", and to the code of conduct of "doing everything well with heart". The Company aims to set the benchmark of the household service industry in China. For more information, visit the Company's website at http://www.ej111.com/ir.html.

Forward-Looking Statement

All statements other than statements of historical fact in this announcement are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company's filings with the SEC, that may affect the Company's future results. All forward-looking statements attributable to the Company and its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by these risk factors.

CONTACT: For more information, please contact:

Chunming Xie,  Investor Relations

Email: xcm@ej111.com

Phone: +86 15359908086